SEPARATION, RESTRICTIVE COVENANTS AND
RELEASE AGREEMENT
     This SEPARATION, RESTRICTIVE COVENANTS AND RELEASE AGREEMENT (the “Agreement”) is made and entered into as of June 28, 2007, by and between infoUSA, Inc., a Delaware corporation (“infoUSA”), Guideline, Inc. a New York corporation (“Guideline”), and David Walke, an individual (“Walke”).
BACKGROUND
A.	Guideline and Walke are parties to that certain employment agreement dated November 21, 2001, as amended January 1, 2005 (the “Employment Agreement”), pursuant to which Walke is currently employed as the Chief Executive Officer of Guideline.

B.	Contemporaneously herewith, infoUSA and Guideline have entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which a wholly-owned subsidiary of infoUSA (the “Subsidiary”) will conduct a tender offer for all of the outstanding shares of capital stock of Guideline, after which such subsidiary will be merged with and into Guideline (the “Merger”), with Guideline continuing as the surviving corporation (the “Surviving Corporation”).

C.	Contemporaneously herewith, infoUSA and Walke, in his capacity as a stockholder of Guideline, have entered into a Stockholder Support Agreement (the “Support Agreement”), pursuant to which Walke has agreed to tender all shares of Guideline capital stock owned by him to the Subsidiary, to vote in favor of the Merger and against any competing proposal, and to take (or refrain from taking) various other actions to facilitate the consummation of the Merger.

D.	As a condition to entering into the Merger Agreement, infoUSA has requested that Guideline and Walke enter into this Agreement providing for the termination of Walke’s employment, the satisfaction of the obligations of Guideline pursuant to the Employment Agreement, and certain non-competition, non-interference, confidentiality and intellectual property related obligations on the part of Walke, and Guideline and Walke have agreed to do the same, subject to the closing of the tender offer contemplated by the Merger Agreement.
AGREEMENT
     NOW THEREFORE, in consideration of the discharge of the obligations of Guideline pursuant to the Employment Agreement, the payment of the Termination Payment (as defined below) and the other promises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, infoUSA, Guideline and Walke, intending to be legally bound, hereby agree as follows:
     1. Termination. Subject to the occurrence of, and effective as of, the receipt of the Termination Payment (as hereinafter defined), Walke’s employment with Guideline will terminate and all agreements between Walke and Guideline or any affiliate of Guideline relating to Walke’s employment or the terms and conditions thereof, including without limitation the Employment Agreement, shall be terminated and superseded by this Agreement. In the event the Merger Agreement is terminated, this Agreement shall be deemed terminated and shall be null and void.

     2. Employment. Walke’s employment will continue through the date of receipt of the Termination Payment (the “Termination Date”), at which time Walke’s employment with Guideline will terminate as set forth in Section 1 hereof. Walke will continue to receive his salary and benefits, at their current levels, up to and including the Termination Date.
     3. Termination Payment. infoUSA, or Guideline at the direction of infoUSA and/or Subsidiary, shall pay to Walke a total sum of One Million Three Hundred Thousand Dollars ($1,300,000.00), payable in full via wire transfer (the “Termination Payment”). The Termination Payment shall be due and payable on the date that infoUSA and/or the Subsidiary accept tender of a total of at least sixty-six and two-thirds percent (66 2/3%) or more of the outstanding shares of capital stock of Guideline pursuant to the Merger Agreement (the “Closing”). Walke agrees and acknowledges that the Termination Payment constitutes full and adequate consideration for the obligations of Walke set forth herein (including without limitation the covenants set forth in Section 4) and is intended to include payment for, and fully, fairly and adequately discharge, any and all obligations of Guideline and its affiliates to Walke pursuant to the Employment Agreement and any and all benefits plans and programs in which Walke participates, except for any requirements imposed by applicable law. Guideline agrees to comply with all legal obligations to provide Walke and the Internal Revenue Service with notice of the receipt of the Termination Payment by Walke. Walke, and not infoUSA, Guideline or Subsidiary, will be responsible for all payments of taxes required as a result of his receipt of the Termination Payment, and agrees to indemnify, defend and hold harmless infoUSA, Guideline and Subsidiary and their affiliates and successors and assigns from and against any claim or liability arising out of any failure to timely pay any taxes alleged to be due with respect to the Termination Payment.
     4. Restrictive Covenants. Walke acknowledges that Guideline is in the information services business and that Walke, as Chief Executive Officer of Guideline, is familiar in detail with the activities of Guideline and has participated in formulating such activities; that he is familiar in detail with the activities and future plans of Guideline; and that his position has given him a thorough knowledge of Guideline’s customers, suppliers and servicing and marketing operations. Accordingly, in consideration of the receipt of the Termination Payment, Walke hereby agrees and covenants as follows:
a.	Noncompetition. For a period commencing on the Termination Date and for a period of three (3) years immediately thereafter (the “Covenant Period”), unless otherwise consented to by the Surviving Corporation or infoUSA in writing, Walke shall not:
i.	within any city, town, county, state or country in which Guideline or any of its affiliates currently conducts or does business, as of the Termination Date or at any time during the one year period prior to the Termination Date, either for himself or as an equity owner, director, manager, officer, employee, independent contractor or representative, directly or indirectly render services to or solicit business on behalf of any other business or corporation, firm, partnership, association, trust, group, joint venture, or other entity or individual proprietorship that is engaged in any line of business that is competitive with any line of business in which Guideline or its affiliates were engaged (or in which they intended to engage, as evidenced by some writing (e.g., a plan, corporate minutes, memoranda or letter), expenditure or other indication of a genuine interest in the line of business)), as of the Termination Date or at any time during the one year period prior to the Termination Date (a “Competing Business”); or

ii.	acquire a direct or indirect interest or an option to acquire such interest in any Competing Business (other than an interest of not more than 5% of any class of the outstanding securities of any company which are publicly traded on a national stock exchange or the over-the-counter market).

b.	Noninterference. During the Covenant Period, unless otherwise consented to by the Surviving Corporation or infoUSA in writing, Walke shall not:
i.	encourage, in any way or for any reason, any supplier or customer or client of Guideline or any of its affiliates or any of their respective, successors or assigns to sever or alter the relationship of such supplier or customer or client with Guideline or such affiliate, successor or assign;

ii.	aid any other person attempting to take suppliers or customers or clients from Guideline or such affiliates, successors or assigns;

iii.	serve or work in any way for any customers or clients of Guideline or its affiliates, or their successors or assigns, who were such customers or clients as of the Termination Date or during the preceding one (1) year period that would be competitive with Guideline;

iv.	solicit, employ, retain as a consultant, interfere with or attempt to entice away from Guideline or its affiliates, successors or assigns any current employee thereof or any individual who has agreed to be, or has been, employed or retained by Guideline or an affiliate, or their successors or assigns, within one (1) year prior to such solicitation, employment, retention, interference or enticement.
c.	Nondisparagement. Walke shall not disparage or defame infoUSA, Guideline, the Surviving Corporation, or their respective affiliates, successors or assigns, or any director, officer or employee of any of the foregoing, or otherwise cause any negative publicity to be disseminated about such entities or persons or their products or services either orally or in writing. Without limiting the generality of the foregoing, Walke shall not, without the prior written consent of infoUSA or the Surviving Corporation, in any manner disclose, divulge or discuss any Confidential Information, as hereinafter defined; provided, however, that Walke shall be permitted to disclose the dates of his employment with Guideline and his position and responsibilities and to disclose any facts that infoUSA, Guideline, the Surviving Corporation or their respective affiliates, successors or assigns have previously publicly disclosed. Neither infoUSA, the Surviving Corporation or any affiliate, successor or assign of the foregoing shall disparage or defame Walke or otherwise cause any negative publicity to be disseminated about Walke either orally or in writing.

d.	Confidentiality. Walke shall not use, appropriate or disclose to any person, directly or indirectly, any “Confidential Information” of infoUSA, Guideline, the Surviving Corporation or their affiliates, successors or assigns during the Covenant Period. Upon the Termination Date, Walke shall immediately return to the Surviving Corporation, in good condition, all Confidential Information, including all copies of the same, as well as all documents, data and records of any kind and in any form (including computer records) which contain any Confidential Information of infoUSA, Guideline or their affiliates, or which were prepared based on such Confidential Information. “Confidential Information” means confidential and proprietary information of the specified entity that includes, but is not limited to, information about products, services, markets, customers, prospective customers, personnel, compensation, accounting, financial and technical data, business plans and operational and marketing strategies. “Confidential Information” shall not include any information that is (i) generally known to the industry or the public other than as a result of Walke’s breach of this covenant or any breach of other confidentiality obligations by Walke or third parties; or (ii) required by law or judicial process to be disclosed; provided that Walke shall give prompt written notice to infoUSA and Guideline of such requirement, disclose no more information that is so required, and cooperative with any attempts by infoUSA or Guideline to obtain a protective order or similar treatment.

e.	Intellectual Property. Walke shall not, directly or indirectly, use, appropriate or interfere with any “Intellectual Property” (as defined below), of Guideline or its affiliates, or any combination, abbreviation or derivation thereof, or any applicable logos of such entities. Walke covenants and agrees that he:
i.	has disclosed to Guideline, and that Guideline owns, all right, title and interest in, all inventions, improvements, technical information, methods, computer software and other intellectual property (the “Walke Developed Intellectual Property”) which Walke conceived or developed during the course of his employment (excluding that which Walke conceived or developed without the use of time, resources or facilities of Guideline and which does not relate to the past, present or prospective activities of Guideline);

ii.	will, at the request of Guideline or the Surviving Corporation, affix appropriate legends and copyright notices indicating Guideline’s or the Surviving Corporation’s ownership of all Walke Developed Intellectual Property and all underlying documentation; and

iii.	will execute such further assignments and other documents as may be reasonably requested by Guideline or the Surviving Corporation in order to vest, perfect, maintain or defend Guideline’s or the Surviving Corporation’s right, title and interest in the Walke Developed Intellectual Property.

iv.	“Intellectual Property” means: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (b) all trademarks, service marks, trade dress, logos, trade names, corporate names and domain names, together with all abbreviations, translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith; (c) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith; (d) all mask works and all applications, registrations and renewals in connection therewith; (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals); (f) all computer software (including data and related documentation); (g) all other proprietary rights; and (h) all copies and tangible embodiments thereof (in whatever form or medium).
     5. Return of Guideline Property. Upon termination of Walke’s employment, Walke shall immediately return to Guideline or the Surviving Corporation all Guideline property including, without limitation, Guideline credit cards, Guideline keys, and Guideline calling cards.

     6. No Admission. The parties agree that neither this Agreement nor any obligations under this Agreement constitute an admission by infoUSA, Guideline, the Surviving Corporation or Walke of any violation of any federal, state or local laws, rules, regulations or ordinances, or of any liability under contract or tort theories, of any nature whatsoever.
     7. Release. Subject to the payment in full of the Termination Payment, and effective as of the Termination Date, Walke, on behalf of himself and his agents, family members, heirs, successors and assigns, hereby releases infoUSA, Guideline, the Surviving Corporation, and the affiliates of each of the foregoing, and their respective shareholders, directors, officers, employees, and partners (or persons or entities of a comparable status (e.g., members and partners) or holding comparable positions (e.g., governors and managers)) and the successors and assigns of each of the foregoing (the “Released Parties”) from all claims and liabilities of any kind (including attorney’s fees) (“Claims”) that could have been asserted prior to, or based on facts or circumstances existing as of, the Termination Date, whether vested or contingent, known or unknown. Claims include, but are not limit to, any Claim alleging breach of contract, express or implied, promissory estoppel or any tort, and Claims under any federal, state statute or local ordinance, or government regulation or common laws, including, but not limited to, the Age Discrimination in Employment Act, Title VII of the Civil Rights Act of 1964, the Americans With Disabilities Act, the Fair Labor Standards Act, Family and Medical Leave Act, Employee Retirement Income Security Act, the New York Fair Employment Practices Act and the New York Wage Payment and Collection Act, all as amended. Guideline, infoUSA and the Surviving Corporation, and the affiliates of each of the foregoing, specifically acknowledge and agree that nothing contained herein shall be deemed to release Guideline, infoUSA, the Subsidiary and the Surviving Corporation from: (i) the breach of this Agreement; (ii) any statutory claims for state unemployment insurance, workers compensation and disability insurance benefits; (iii) legal claims regarding non-bonus or non-incentive compensation related to payment of wages earned; (iv) and any legal obligations by either Guideline, infoUSA, the Subsidiary and the Surviving Corporation to indemnify Walke.
     Walke acknowledges that certain states provide that a general release of claims does not extend to claims that the person/entity executing the release does not know or suspect to exist in her/its favor at the time of executing the release that, if known, may have materially affected the decision to enter into the release. Being aware that such statutory protection may be available, Walke expressly, voluntarily and knowingly waives any arguable benefit or protection of any such statute in executing this Agreement, whether such benefit or protection is known or unknown.
     Guideline represents and warrants to Walke that, to its knowledge (but excluding Walke’s knowledge), and infoUSA represents and warrants to Walke that, to its knowledge and based solely on information provided to it by Guideline, as of the date of this Agreement, they are not aware of any claims for actions arising from or related to Walke’s employment relationship with Guideline.
     8. Review Acknowledgment and Effective Date. By voluntarily executing this Agreement, Walke confirms and acknowledges that Walke has been advised to consult with and has consulted with an attorney, that Walke has read and understands this Agreement, that Walke has signed this Agreement freely and voluntarily. Walke further acknowledges that Walke has been given up to twenty-one (21) calendar days to consider signing this Agreement and Walke agrees that the changes, whether material or immaterial, made through negotiation with Walke’s legal counsel did not restart the running of the 21-day period. Walke may sign this Agreement at any time prior to the termination of the 21-day period. Additionally, Walke will have seven (7) calendar days following signing of this Agreement to rescind it and to reinstate federal age discrimination claims that he may have against Guideline. Such rescission must be in writing and received by infoUSA (attention: Fred Vakili) prior the end of the rescission period and accompanied by repayment to Guideline of all amounts that were previously paid to him pursuant to Section 2 of this Agreement, if any.

     9. Remedies.
a.	Walke acknowledges that each of infoUSA and the Surviving Corporation have relied on this Agreement and the covenants of Walke set forth herein in entering into the Merger Agreement and consummating the Merger, and therefore agrees that each of infoUSA and the Surviving Corporation are intended beneficiaries of this Agreement and that either or both of them will be entitled to the benefit of, and to enforce, the covenants of Walke set forth herein. infoUSA and/or the Surviving Corporation will have the right to injunctive relief, without the posting of any bond, to enforce the covenants set forth in this Agreement (including without limitation the restrictive provisions of Section 4) in addition to any other relief to which infoUSA and/or the Surviving Corporation may be entitled under law or in equity. Walke further agree that, if Walke violates any of the terms of this Agreement, including, but not limited to Section 4, or breaches any provision of the Support Agreement, infoUSA, Guideline and the Surviving Corporation will have no further obligations hereunder (including the payment obligation set forth in Section 2, if not yet performed), and infoUSA, Guideline or the Surviving Corporation will have the right to bring a legal action to recover damages resulting from Walke’s violation of this Agreement.

b.	infoUSA, the Subsidiary and the Surviving Corporation agree that the damages that would be suffered by Walke in the event that the Termination Payment is not paid in accordance with Section 3 hereof, would be extremely difficult and impracticable to ascertain. Accordingly, the parties agree that so long as Walke is not in material breach of this Agreement (and has not engaged in any conduct that would constitute a breach of this Agreement following payment of the Termination Payment) or his Employment Agreement, if infoUSA, the Subsidiary and the Surviving Corporation have not made the Termination Payment within seven (7) Business Days of the Closing, infoUSA, the Subsidiary and the Surviving Corporation shall be jointly and severally liable to pay to Walke the sum of Ten Thousand Dollars ($10,000) for each Business Day that the Termination Payment is late, commencing on the eighth (8th) Business Day after the Closing (the “Liquidated Damages Payment”); provided, however, that the seven (7) Business Day period for making the Termination Payment without imposition of the Liquidated Damages Payment will be tolled for a number of Business Days equal to the pendency of (a) any general banking moratorium or general suspension of payments in respect of banks or any limitation (whether or not mandatory) on the extension of credit by banks or other lending institutions in the United States; (b) any general suspension of, or limitation on, trading in securities on any national securities exchange or in the over-the-counter markets in the United States (or than any suspension or limitation on trading in any particular security as a result of a computerized trading limit or any intraday suspension due to “circuit breakers”); or (c) any other event or condition beyond the reasonable control of infoUSA that prohibits the making of the Termination Payment by infoUSA. For purposes of this Agreement, the term “Business Day” shall mean any day other than a day on which banks in the State of New York are required or authorized to be closed. infoUSA, the Subsidiary and the Surviving Corporation agree that the Liquidated Damages Payment represents the reasonable estimate by the parties of the amount of the damages that Walke would suffer by reason of the failure to pay the Termination Payment in accordance with Section 3 hereof, and that the Liquidated Damages Payment is a reasonable liquidated damage amount under the existing circumstances. Accordingly, in the event that the Termination Payment is not paid in accordance with Section 3 hereof, and provided that all of Walke’s obligations have been satisfied, Walke shall be entitled to receive and retain the Liquidated Damages Payment as liquidated damages, and not as a penalty.

c.	In the event of any action arising out of or relating to this Agreement or the enforcement thereof, the prevailing party will be entitled to recover, in addition to any damages awarded to such party, all costs and fees incurred in contemplation of and in connection with such action, including without limitation attorneys’ fees.

10.	General.

a.	Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York.

b.	Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter hereof, and supersedes all prior agreements, arrangements and understandings, written or oral between the parties. Walke acknowledges that he has not relied on any representation or statement not set forth in this Agreement by any representative of the other parties hereto.

c.	Amendments and Assignment. Any amendment to, modification of, or supplement to this Agreement must be in writing and signed by infoUSA, Guideline and Walke. This Agreement shall not be assignable or delegable by Walke. This Agreement may be assigned by infoUSA or Guideline to any person or entity which is an affiliate and shall be assignable to any successor in interest to any part of the business of infoUSA or Guideline.

d.	Severability. If any of the covenants, agreements or restrictions contained in this Agreement shall be determined by a court of competent jurisdiction to be invalid or unenforceable, the same shall not affect the remainder of the covenants, agreements, restrictions, rights or remedies, which shall be given full effect without regard to the invalid or unenforceable portions, it being understood and agreed that all such covenants, agreements, restrictions, rights and remedies shall be deemed separate and severable. Additionally, and without limiting the foregoing, the parties hereto agree that if, at the time of enforcement of this Agreement, a court of competent jurisdiction shall hold that the duration, scope or area of the restrictions stated herein, including but not limited to any of the restrictive covenants set forth in Section 4 (inclusive), are unreasonable under the circumstances then existing, the maximum restrictions reasonable under such circumstances as then exist shall be substituted for the restrictions stated herein.

e.	Counterparts/Electronic Transmission. This Agreement may be executed in one or more counterparts, any of which may be executed and transmitted by facsimile or other electronic method, and each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

f.	Further Assurances. The parties agree to promptly execute and deliver to each other any and all other documents and writings, in form approved by their respective counsel, that are necessary or appropriate for the full and efficient implementation of this agreement.

g.	Successors. This agreement shall inure to the benefit of and be enforceable by and binding upon infoUSA, the Subsidiary, Guideline and the Surviving Corporation, as well as their successors and assigns. This agreement shall inure to the benefit of and be enforceable by and binding upon Walke and his legal representatives.

IN WITNESS WHEREOF, the parties hereto have executed this Separation, Restrictive Covenants and Release Agreement as of the day and year first above written.

infoUSA, Inc.
/s/ FRED VAKILI

By:	Fred Vakili

Its:	Chief Administrative Officer

Guideline, Inc.
/s/ PETER STONE

By:	Peter Stone

Its:	Chief Financial Officer and Secretary

Walke:
/s/ DAVID WALKE

David Walke